Exhibit 21.1
List of Subsidiaries of Upland Software, Inc. as of December 31, 2020

Upland Software, Inc./Logiciels Upland Inc.
Upland Software I, Inc.
Upland Software UK Limited
Omtool, Ltd.
InterFax Communications Limited
Return Fax 2000 Ltd
Data Guard Limited
Rapide Communication Ltd.
Rant & Rave Limited
Wire-E Limited
66099 Limited
Adestra Limited
Adestra Pty Limited
Altify Ireland Limited
Altify, Ltd.
Char Software, Inc.